UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C/U: Progress Update
☑ Form C/A: Amendment to Offering Statement
 ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C/AR: Annual Report
☐ Form C/AR/A: Amendment to Annual Report
☐ Form C/TR: Termination of Reporting

Name of issuer
Twofold Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Oregon

Date of organization
October 31, 2016

Physical address of issuer
220 NW 8th Ave, c/o Twofold, Portland, OR 97209

Website of issuer
http://www.twofoldspaces.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
57,393

Price (or method for determining price)
$0.4192

Target offering amount
$25,000

Oversubscriptions accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
June 19, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$69,048	$114,150
Cash & Cash Equivalents	$47,581	$63,174
Accounts Receivable	N/A	N/A
Short-term Debt	$240,929	$208,453
Long-term Debt	$1,539,978	$953,659
Revenues/Sales	$91,120	N/A
Cost of Goods Sold	($129,499)	N/A
Taxes Paid	N/A	N/A
Net Income	($657,977)	($549,492)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT C: PDF of SI Website

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
April 28, 2020

Twofold, Inc.

Up to $1,000,000 of Series Seed Preferred Stock

Twofold, Inc. ("Twofold", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 26, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by June 26, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by June 19, 2020 will be permitted to increase their subscription amount at any time on or before June 26, 2020. upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after June 19, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 26, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.twofoldspaces.com/pages/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/twofold

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein

are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

For the avoidance of doubt, any references in this document to the "Form C" shall also be understood to reference this Form C/A.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A, the Exhibits hereto, and the Form C. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto and the Form C in their entirety.

Twofold Inc. ("the Company") was incorporated on October 31, 2016 under the laws of the State of Oregon, and is headquartered in Portland, Oregon. The Company was originally incorporated as Wheelhouse Inc., but changed their name on May 10, 2018 to Twofold, Inc.

The Company is located at 220 NW 8th Ave, c/o Twofold, Portland, OR 97209

The Company's website is http://www.twofoldspaces.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/twofold and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Maximum amount of Series Seed Preferred Stock	$1,000,000
Purchase price per Security	$0.4192
Minimum investment amount per investor	$1,000
Offering deadline	June 26, 2020
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 13, 16 and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The modular furniture industry is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive modular furniture space. Additionally, the product may be in a market where customers will not have brand loyalty.

If the Company fails to maintain or expand its relationships with its suppliers, it may not have adequate access to new or key technology necessary for its products, which may impair its ability to deliver leading-edge products. In

addition to the technologies it develops, its suppliers develop product innovations at its direction that are requested by its customers. Further, the Company relies heavily on its component suppliers to provide it with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If the Company is not able to maintain or expand its relationships with its suppliers or continue to leverage their research and development capabilities to develop new technologies desired by its customers, its ability to deliver leading-edge products in a timely manner may be impaired and it could be required to incur additional research and development expenses. Also, disruption in its supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact their business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. The Company currently has an exclusive license to a patent related to a modular workstation, and have agreed on a royalty payable for their mobile environment units (the booth, or Plaza Pod, or Plaza Space that the Company has designed and developed, and any improvements) and desk/chair sales, which is currently 0.63% of the net sales price of each sold minus the sales commission. Any other or new products that Twofold brings to market are not subject to this licensing agreement. The Company intends to file its own design patents for its new products. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions.

Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The company has conducted related party transactions. During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $205,603 and $54,284, respectively.

The Company's cash position is relatively weak. The Company currently has only $25,384.00 in cash balances as of March 31, 2020. This equates to about one month of runway. The Company could be harmed if it is unable to meet

its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $1,665,237 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has issued convertible notes payable. During the years ended December 31, 2019 and 2018, the Company issued convertible promissory notes for cash proceeds of $335,000 and $474,375, respectively. The notes are all convertible into preferred or common shares of the Company, carry interest at 8% per annum, and mature between 12 - 24 months from the date of issuance, with an option for the holder to extend the maturity date an additional 12 months. At December 31, 2019, $824,375 of outstanding notes may be converted upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's preferred stock and/or upon the sale, transfer, or other disposition of substantially all of the Company's assets. At December 31, 2019, $410,000 of outstanding notes may be converted upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's preferred stock and/or upon the sale, transfer, or other disposition of substantially all of the Company's assets. For further detail, please see Exhibit B of the Form C.

The Company has issued a SAFE note. During the year ended December 31, 2019, the Company issued a Simple Agreement for Future Equity (SAFE) agreement for cash proceeds of $100,000. The SAFE is convertible into preferred or common shares of the Company. The SAFE may be converted upon the Company receiving cash of no less than $500,000 for the sale of the Company's preferred stock; upon the sale, transfer, or other disposition of substantially all of the Company's assets; and/or upon dissolution of the Company's operations. For further detail, please see Exhibit B of the Form C.

Prior to the offering, there may have been personal transactions conducted through the Company's business bank accounts. Although the Company has since confirmed its intent to better ensure only business transactions operate through its business accounts, the prior lack of a corporate account may subject the Company to certain risks, and may indicate poor corporate governance or accounting oversight. Specifically, there is a risk that it may be more difficult to ascertain the accuracy and transparency of the Company's past accounting for prior operations, as well as the financial statements and models on which the Company is relying. This could have negative consequences on the Company's operations including mismanagement of finances or cash flow.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak

could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 87% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Oregon law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory,

market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Our mission at Twofold is to optimize limited space. We do this by focusing on inventive design that's backed by a strong financial and environmental business case. We create space saving and on demand furniture for workplace, trade shows, and homes.

Business Plan

Packed open offices, 300 square feet micro-apartments, and overall lack of workspace in public areas are symptoms of growing urban density, skyrocketing costs, and changing values. Companies and owner/operators no longer have the luxury of treating space as a commodity and need to make every square foot count and more useful. Companies stuffed into crowded open offices need to be able to grow in place without costly build-outs or increased square footage.

Introducing the Twofold Assembly Collection, consisting of our first two products: The Plaza Space and the Twofold Working Wall. The Plaza Space is our recently launched, mobile-focus-meeting space on wheels. Brand-able or adjustable to the users' needs via several options, it is what a particular customer needs it to be. Changes in user needs, brand, and/or colors are easy to accommodate by just exchanging its modular walls and creating a brand-new space. Our Plaza Space can also turn into a revenue-generating item by using the walls for advertising if used in a public space. Our second product, the Twofold Working Wall (estimated market launch in Q2 2020) transforms walls into workspaces and folds away into a 4-inch compartment, returning valuable floor space when not in use. It was invented as a solution for work from home, micro-living, co-living, small hotel rooms, hoteling employees, and education. We call it the first in our zero footprint furniture line: Products that bring the office home without taking up space when the work is done.

Our product development was guided by pilots at Uber and other well-known tech giants. Intel was our first customer and our 2019 pre-launch revenue was over $90,000.

We are in the process of building out our sales channels through industry-typical, independent sales representatives and dealers. Both work on a commission-only basis.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10% of the proceeds, or $40,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.5% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Salaries of Key Employees	62%	62%	45%
Operations	16%	16%	29%
Product Development	10%	10%	15%
Travel (Customer Facing)	8%	8%	4%
Marketing	5%	5%	7%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Anja Bump	Co-Founder, President & COO (2016-2019) Founder & CEO (May of 2019 – Present)	Twofold, Co-Founder, President & COO, Responsibilities included overall day-to-day operations, product development and manufacturing. Twofold, Founder & CEO (2016 – Present), Responsibilities include: making major corporate decisions, managing the overall operations and resources, and acting as the main point of communication between the board of directors and corporate operations.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	4,597,826	Yes	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Notes	Angel Investors	$586,966	8% simple interest. Interest does not compound. On due date, the outstanding principal and accrued but unpaid interest will be paid.	N/A	N/A	12/20/20	lesser of 15% discount or $3M pre-money
Convertible Notes	Angel Investors	$73,317	8% simple interest. Interest does not compound. On due date, the outstanding principal and accrued but unpaid interest will be paid.	N/A	N/A	12/20/20	lesser of $4M pre-money or “Series A” price
Convertible Note	Angel Investors	$626,800	8% simple interest. Interest does not compound. On due date, the outstanding principal and accrued but unpaid interest will be paid.	N/A	N/A	11/11/21	lesser of 15% discount of $3M pre-money
SAFE Note	Angel Investor	$100,000	N/A	N/A	N/A	12/20/20	8M cap, 20% discount
Convertible Note	Angel Investors	$232,083	8% simple interest. Interest does not compound. On due date, the outstanding principal and accrued but unpaid interest will be paid.	N/A	N/A	12/20/20	3 M pre-money, 8% interest
Convertible Note	Angel Investors	$137,933	8% simple interest. Interest does not compound. On due date, the outstanding principal and accrued but	N/A	N/A	11/11/2021	3M pre-money, 8% interest

			unpaid interest will be paid.				

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Anja Bump	4,000,000 Common Shares	87%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Twofold Inc. ("the Company") was incorporated on October 31, 2016 under the laws of the State of Oregon, and is headquartered in Portland, Oregon. The Company manufactures on-demand, space-saving furniture for the home, workplace, and anywhere in between.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $25,384 in cash on hand as of March 31, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached as Exhibit B of the Form C.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that

the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:
See above debt chart for Convertible Notes issued.

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:

- greater information rights; and
- a right of first refusal for the transfer of Series A Preferred Units by a key holder, if the Company does not exercise that right.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Series Seed Preferred Stock in the Regulation D offering convert under similar terms to the Series Seed Preferred Stock in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Series Seed Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;

- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the

company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2019 and 2018, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $205,603 and $54,284, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C/A filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Anja Bump

(Signature)

Anja Bump

(Name)

CEO, principal executive officer, principal financial officer, controller, board of directors

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anja Bump

(Signature)

Anja Bump

(Name)

CEO, principal executive officer, principal financial officer, controller, board of directors

(Title)

04/28/2020

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT C

PDF of SI Website



twofōld
Smart furniture for scarce spaces
INVESTOR DECK | Private and Confidential



Disclaimer
This presentation contains offering materials prepared so
the assistance of SI Securities, and not subject to FINRA R
In addition, this presentation may contain forward-looking
relating to, among other things, the company, its busines
industry. These statements reflect management's current
events based information currently available and a
uncertainties that could cause the company's actual result
Investors are cautioned not to place undue reliance
statements as they are meant for illustrative purposes
guarantees of future results, levels of activity, performan
which cannot be made.
Moreover, no person nor any other person or entity ass
accuracy and completeness of forward-looking statemer
update any such statements to conform them to actual re

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$1,000	$5,000,000	Preferred Equity
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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Twofold is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Twofold without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Product development was guided by pilots at Uber and has generated over $90k in pre-launch revenue from customers including Intel and NBP Capital
- Exclusive license to a pending design patent for a modular workstation
- Executed agreement with a global contract manufacturer
- Winner of Portland Business Journal's Product Innovation Award and the Good Design Award
- Featured in 2018 Interior Design Magazine's fall market tabloid

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $5,000,000
- Target Minimum Raise Amount: US $400,000
- Offering Type: Side by Side Offering

Our mission at Twofold is to optimize limited space. We do this by focusing on inventive design that's backed by a strong financial and environmental business case. We create space saving and on demand furniture for workplace, trade shows, and homes.

Packe o en offices, 300 s uare feet micro-a artments, an overall lack of works ace in u lic areas are sym toms of growing ur an ensity, skyrocketing costs, an changing values. Com anies an owner/o erators no longer have the luxury of treating s ace as a commo ity an nee to make every s uare foot count an more useful. Com anies stuffe into crow e o en offices nee to e a le to grow in lace without costly uil -outs or increase s uare footage.

Intro ucing the Twofol Assem ly Collection, consisting of our first two ro ucts: The Plaza S ace an the Twofol Working Wall. The Plaza S ace is our recently launche , mo ile-focus-meeting s ace on wheels. Bran -a le or a justa le to the users' nee s via several o tions, it is what a articular customer nee s it to e. Changes in user nee s, ran , an /or colors are easy to accommo ate y just exchanging its mo ular walls an creating a ran -new s ace. Our Plaza S ace can also turn into a revenue-generating item y using the walls for a vertising if use in a u lic s ace. Our secon   ro uct, the Twofol Working Wall (estimate market launch in Q2 2020) transforms walls into works aces an fol s away into a 4-inch com artment, returning valua le floor s ace when not in use. It was invente as a solution for work from home, micro-living, co-living, small hotel rooms, hoteling em loyees, an e ucation. We call it the first in our zero foot rint furniture line: Pro ucts that ring the office home without taking u s ace when the work is one.

Our ro uct evelo ment was gui e   y ilots at   er an other well-known tech giants. Intel was our first customer an our 2019 re-launch revenue was over $90,000.

We are in the rocess of uil ing out our sales channels through in ustry-ty ical, in e en ent sales re resentatives an   ealers. Both work on a commission-only asis.

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Twofold - Get to know us

Twofol - Get to know us.

The increase in ur an ensity continues to create challenges at home an at work. As s aces ecome limite an   enser, we nee new ro ucts that can maximize s ace. Twofol 's on- eman , mo ular an flexi le furniture res on s to the user's changing nee s. The Plaza Po , our first ro uct, is a great way to create focus s ace, colla oration s ace, an meeting s ace in offices, air orts, tra e shows, li raries, an lo ies.

Me ia Mentions

PORTLAND BUSINESS JOURNAL

REALCROWD

THE CHICAGO ATHENAEUM MUSEUM OF ARCHITECTURE AND DESIGN

The Team

Foun ers an Officers



Anja Bum

FO NDER & CEO

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Roun s

Market Lan sca e

Form C

Data Room

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Anja rings 20 years of ex erience in o erations, manufacturing, an su ly chain management to the ta le. She took the lea from nearly a eca e of consulting startu s, small usinesses an large enter rises to uil ing Twofol from the groun u . Her chil hoo in Euro e an Portlan 's increasing ur an ensity ins ire her to create etter solutions to maximize availa le s ace at work an at home. As a seasone veteran in gui ing usinesses to eak erformance, Anja fully un erstan s the im ortance of a flexi le, functional work lace.

Key Team Mem ers



Steve Lin er

Hea of Pro uct Develo ment

Nota le A visors & Investors



Gretchen Gschei le

A visor, Strategic A visor, 21 years with Herman Miller Design Director



Jayson Gates

A visor, Sales Partner, 20 years of relevant ex erience



Jor an Gates

A visor, Sales Partner, 20 years of relevant ex erience

Term Sheet

A Si e y Si e offering refers to a eal that is raising ca ital un er two offering ty es. If you lan on investing less than S $20,000.00, you will automatically invest un er the Regulation CF offering ty e. If you invest more than S $20,000.00, you must e an accre ite investor an invest un er the Regulation D offering ty e.

Fun raising Descri tion

Roun ty e:	See
Roun size:	S $1,000,000
Minimum investment:	S $1,000
Target Minimum:	S $400,000

Key Terms

Security Ty e:	Preferre E uity
Share rice:	S $0.4192
Pre-Money valuation:	S $5,000,000
O tion ool:	11.73%
Is artici ating?:	False
Li ui ation reference:	1.0x

A itional Terms

Custo y of Shares	Investors who invest $50,000 or less will have their securities hel in trust with a Custo ian that will serve as a single sharehol er of recor . These investors will e su ject to the Custo ian's Account Agreement, inclu ing the electronic elivery of all re uire information.
Closing con itions:	While Twofol has set an overall target minimum of S $400,000 for the roun , Twofol must raise at least S $25,000 of that amount through the Regulation CF ortion of their raise efore eing a le to con uct a close on any investments elow $20,000. For further information lease refer to Twofol 's Form C.
Transfer restrictions:	Securities issue through Regulation CF have a one year restriction on transfer from the ate of urchase (exce t to certain ualifie arties as s ecifie un er Section 4(a)(6) of the Securities Act of 1933), after which they ecome freely transfera le. While securities issue through Regulation D are similarly consi ere "restricte securities" an investors must hol their securities in efinitely unless they are registere with the SEC an ualifie y state authorities, or an exem tion from such registration an ualification re uirements is availa le.

se of Procee s

If Minimum Amount Is Raise


Travel (Mostly custome...
Marketing
Pro uct Develo ment
O erations
Salaries of Key Em loye...

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Roun s

Market Lan sca e

Form C

Data Room

0 comments

FAQs

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If Maximum Amount Is Raise


Travel (Customer Facin...
Marketing
Pro uct Develo ment
O erations
Salaries of Key Em loye...

Investor Perks

Investors investing $1,000 or more get to su mit a Plaza esign (original art, or original hotogra hy) of their choice to us. We will showcase the to 10 esigns on our we site an will let the u lic vote for the est one. The winning esign will turn into one of our Plaza S ace o tions.

Investors investing $50,000 are invite to join the yearly investors call.

Investors investing $100,000 are invite to a yearly investor call with our CEO.

Investors investing $200,00 will receive one 2 Person Plaza S ace with a esign of their choice (favorite artist, hotogra h, com any ran ing) an o tions of their choice. Delivery to a location of their choice.

It is a vise that you consult a tax rofessional to fully un erstan any otential tax im lications of receiving investor erks efore making an investment.

Prior Roun s

The gra h elow illustrates the valuation ca or the re-money valuation of Twofol 's rior roun s y year.


$5500000
$5000000
$4500000
$4000000
$3500000
$3000000
$2500000
Pre-See (Converti le)
Current See (Preferre)

This chart oes not re resent guarantees of future valuation growth an /or eclines.

Pre-See

Roun Size	S $1,579,391
Close Date	Jul 1, 2019
Security Ty e	Converti le Note
Valuation Ca	S $3,000,000

Market Lan sca e


$17 500 000 000
$15 000 000 000
$12 500 000 000
$10 000 000 000
$7 500 000 000
$5 000 000 000
$2 500 000 000
$0
2014
2015
2016
2017
2018
2019
2020
2021
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2025

The ar chart shown is the S office furniture market in illions of ollars. As shown here, this market has enjoye a stea y increase, an will continue to o so for the next 5 years rojecte . This increase is riven y the on-going increase in em loyees. This chart shows the S market only.

Glo ally, the S makes u 30% of the market, in icating that markets like Asia an Euro e are well worth ursuing in the future.

Twofol 's first ro uct is the Plaza S ace, a mo ile office on wheels. Its main market is in office s aces, which is why we want to focus on this market for this look into the ast. Twofol 's total a ressa le market inclu es other segments for our zero foot rint furniture that are shown as art of our total a ressa le market in our market lan sca e escri tion.

We are entering somewhat uncharte territory with our wall unit ro uct aime to make small s aces enjoya le to live in. Co-living an micro a artments are fairly recent evelo ments, which makes looking into the ast ifficult. However, we have s ent a lot of time looking forwar an are excite a out the rojections - lease see our total a ressa le market to un erstan what we mean.

The eman for Twofol 's ro ucts is riven y an increase in ur an ensity. More resi ents in ur an areas increases the cost of real estate y s uare feet, im acting oth the resi ential an commercial markets.

Deman for affor a le workforce housing continues to increase, as 50% of workers s en more than 30% of their income on rent.

Deman for office furniture increases as more em loyees enter the workforce. Businesses re uire more office s ace, su lies, an furniture to accommo ate new hires while having to create works aces that attract em loyees an maintain ro uctivity. The num er of em loyees in the nite States has een increasing (see the chart of office furniture urchases elow) over the last three years an it is rojecte to continue growing over the next three years. The continue increase of em loyees into the workforce will continue to lift eman an rices for oth office furniture an affor a le housing.

Twofol will focus on two segments first: Office an Resi ential. The Total A ressa le Market across oth ro uct lines (Plaza S ace an Zero Foot rint of which the Working Wall is our first ro uct) is nearly 3 illion ollars annually ($2,997,498,818). Twofol 's Servicea le Availa le Market (SAM) is over half a illion ollars ($511,040,036) an assumes an average of 17% market share across ro uct lines.

Our com etitors are existing furniture com anies (slow, una le to res on uickly to changing market nee s), as well other startu s like Nook Po , Bum le ee S aces an Ori Living. These startu s in icate that there is a growing tren in making more efficient use of s ace. Twofol ro ucts are easier to use an lower in cost than most of these com anies.

Glo ally, the S furniture market re resents a roximately 30% of eman . Future ex ansion into glo al markets like Asia or Euro e will further increase the revenue.

Risks an Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces com etition with res ect to any ro ucts an services that it may seek to evelo or commercialize in the future. Its com etitors inclu e major com anies worl wi e. The mo ular furniture in ustry is an emerging in ustry where new com etitors are entering the market fre uently. Many of the Com any's com etitors have significantly greater financial, technical an human resources an may have su erior ex ertise in research an evelo ment an marketing a rove services an thus may e etter e ui e than the Com any to evelo an commercialize services. These com etitors also com ete with the Com any in recruiting an retaining ualifie ersonnel an ac uiring technologies. Smaller or early stage com anies may also rove to e significant com etitors, articularly through colla orative arrangements with large an esta lishe com anies. Accor ingly, the Com any's com etitors may commercialize ro ucts more ra i ly or effectively than the Com any is a le to, which woul a versely affect its com etitive osition, the likelihoo that its services will achieve market acce tance an its a ility to generate meaningful a itional revenues from its ro ucts an services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Com any estimates that it has enough runway until en of year, they will e ram ing u cash urn to romote revenue growth, further evelo R&D, an fun other Com any o erations after the raise. Doing so coul re uire significant effort an ex ense or may not e feasi le.

The Company projects aggressive growth in 2020. If these assum tions are wrong an the rojections regar ing market enetration are too aggressive, then the financial forecast may overstate the Com any's overall via ility. In a ition, the forwar -looking statements are only re ictions. The Com any has ase these forwar -looking statements largely on its current ex ectations an rojections a out future events an financial tren s that it elieves may affect its usiness, financial con ition an results of o erations. Forwar -looking statements involve known an unknown risks, uncertainties an other im ortant factors that may cause actual results, erformance or achievements to e materially ifferent from any future results, erformance or achievements ex resse or im lie y the forwar -looking statements.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer references for the Com any's ro ucts change continually. Its success e en s on its a ility to re ict, i entify, an inter ret the tastes an ha its of consumers an to offer ro ucts that a eal to consumer references. If the Com any oes not offer ro ucts that a eal to consumers, its sales an market share will ecrease. It must istinguish etween short-term fa s, mi -term tren s, an long-term changes in consumer references. If the Com any oes not accurately re ict which shifts in consumer references will e long-term, or if it fails to intro uce new an im rove ro ucts to satisfy those references, its sales coul ecline. In a ition, ecause of its varie customer ase, it must offer an array of ro ucts that satisfy the roa s ectrum of consumer references. If the Com any fails to ex an its ro uct offerings successfully across ro uct categories, or if it oes not ra i ly evelo ro ucts in faster growing an more rofita le categories, eman for its ro ucts coul ecrease, which coul materially an a versely affect its ro uct sales, financial con ition, an results of o erations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation e en s on its a ility to correctly antici ate customer an consumer acce tance, to o tain, rotect an maintain necessary intellectual ro erty rights, an to avoi infringing the intellectual ro erty rights of others an failure to o so coul com romise its com etitive osition an a versely im act its usiness

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may rove ifficult for the Com any to ramatically increase the num er of customers that it serves or to esta lish itself as a well-known ran in the com etitive mo ular furniture s ace. A itionally, the ro uct may e in a market where customers will not have ran loyalty.

If the Company fails to maintain or expand its relationships with its suppliers, it may not have adequate access to new or key technology necessary for its products, which may impair its ability to deliver leading-edge products. In a ition to the technologies it evelo s, its su liers evelo ro uct innovations at its irection that are re ueste y its customers. Further, the Com any relies heavily on its com onent su liers to rovi e it with lea ing-e ge com onents that conform to re uire s ecifications or contractual arrangements on time an in accor ance with a ro uct roa ma . If the Com any is not a le to maintain or ex an its relationshi s with its su liers or continue to leverage their research an evelo ment ca a ilities to evelo new technologies esire y its customers, its a ility to eliver lea ing-e ge ro ucts in a timely manner may e im aire an it coul e re uire to incur a itional research an evelo ment ex enses. Also, isru tion in its su ly chain or the nee to fin alternative su liers coul im act the costs an /or timing associate with rocuring necessary ro ucts, com onents, an services. Similarly, su liers have o erating risks that coul im act their usiness. These risks coul create ro uct time elays, inventory an invoicing ro lems, staging elays, an other o erational ifficulties.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Com any's future success e en s on their a ility to maintain an continuously im rove their uality management rogram. An ina ility to a ress a uality or safety issue in an effective an timely manner may also cause negative u licity, a loss of customer confi ence in the

Highlights
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Investor Perks
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Market Lan sca e
Form C
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agreements, or any claim that results in significant a verse u licity against the Com any coul have an a verse effect on their usiness an their re utation.

The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are su stantial risks an uncertainties associate with these efforts, articularly in instances where the markets are not fully evelo e . In evelo ing an marketing new lines of usiness an /or new ro ucts an services, the Com any may invest significant time an resources. Initial timeta les for the intro uction an evelo ment of new lines of usiness an /or new ro ucts or services may not e achieve an rice an rofita ility targets may not rove feasi le. The Com any may not e successful in intro ucing new ro ucts an services in res onse to in ustry tren s or evelo ments in technology, or those new ro ucts may not achieve market acce tance. As a result, the Com any coul lose usiness, e force to rice ro ucts an services on less a vantageous terms to retain or attract clients, or e su ject to cost increases. As a result, the Com any's usiness, financial con ition, or results of o erations may e a versely affecte .

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. The Com any currently has an exclusive license to several atents relate to mo ular furniture an mo ular ooths, an have agree on a royalty aya le for their mo ile environment units (the ooth, or Plaza Po , or Plaza S ace that the Com any has esigne an evelo e , an any im rovements) an esk/chair sales, which is currently 0.63% of the net sales rice of each sol minus the sales commission. Any other or new ro ucts that Twofol rings to market are not su ject to this licensing agreement. The Com any inten s to file its own esign atents for its new ro ucts. Their a ility to o tain rotection for their intellectual ro erty (whether through atent, tra emark, co yright, or other IP right) is uncertain ue to a num er of factors, inclu ing that the Com any may not have een the first to make the inventions.

Further, changes in .S. an foreign intellectual ro erty law may also im act their a ility to successfully rosecute their IP a lications. For exam le, the nite States Congress an other foreign legislative o ies may amen their res ective IP laws in a manner that makes o taining IP more ifficult or costly. Courts may also ren er ecisions that alter the a lication of IP laws an etrimentally affect their a ility to o tain such rotection. Even if the Com any is a le to successfully register IP, this intellectual ro erty may not rovi e meaningful rotection or commercial a vantage. Such IP may not e roa enough to revent others from evelo ing technologies that are similar or that achieve similar results to theirs. It is also ossi le that the intellectual ro erty rights of others will ar the Com any from licensing their technology an ar them or their customer licensees from ex loiting any atents that issue from the en ing a lications. Finally, in a ition to those who may claim riority, any atents that issue from the atent a lications may also e challenge y com etitors on the asis that they are otherwise invali or unenforcea le.

The Company has conducted related party transactions. During the years en e Decem er 31, 2019 an 2018, a sharehol er of the Com any a vance fun s for o erations. These a vances are non-interest earing. At Decem er 31, 2019 an 2018, the amount of a vances outstan ing is $205,603 an $54,284, res ectively.

The Company's cash position is relatively weak. The Com any currently has only $25,384.00 in cash alances as of March 31, 2020. This e uates to a out one month of runway. The Com any coul e harme if it is una le to meet its cash eman s, an the Com any may not e a le to continue o erations if they are not a le to raise a itional fun s.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Com any has incurre losses from ince tion of $1,665,237 which, among other factors, raises su stantial ou t a out the Com any's a ility to continue as a going concern. The a ility of the Com any to continue as a going concern is e en ent u on management's lans to raise a itional ca ital from the issuance of e t or the sale of stock, its a ility to commence rofita le sales of its flagshi ro uct, an its a ility to generate ositive o erational cash flow. The accom anying financial statements o not inclu e any a justments that might e re uire shoul the Com any e una le to continue as a going concern.

The Company has issued convertible notes payable. During the years en e Decem er 31, 2019 an 2018, the Com any issue converti le romissory notes for cash rocee s of $335,000 an $474,375, res ectively. The notes are all converti le into referre or common shares of the Com any, carry interest at 8% er annum, an mature etween 12 - 24 months from the ate of issuance, with an o tion for the hol er to exten the maturity ate an a itional 12 months. At Decem er 31, 2019, $824,375 of outstan ing notes may e converte u on the Com any receiving cash of no less than $3,000,000 for the sale of the Com any's referre stock an /or u on the sale, transfer, or other is osition of su stantially all of the Com any's assets. At Decem er 31, 2019, $410,000 of outstan ing notes may e converte u on the Com any receiving cash of no less than $2,000,000 for the sale of the Com any's referre stock an /or u on the sale, transfer, or other is osition of su stantially all of the Com any's assets. For further etail, lease see Exhi it B of this Form C.

The Company has issued a SAFE note. During the year en e Decem er 31, 2019 , the Com any issue a Sim le Agreement for Future E uity (SAFE) agreement for cash rocee s of $100,000. The SAFE is converti le into referre or common shares of the Com any. The SAFE may e converte u on the Com any receiving cash of no less than $500,000 for the sale of the Com any's referre stock; u on the sale, transfer, or other is osition of su stantially all of the Com any's assets; an /or u on issolution of the Com any's o erations. For further etail, lease see Exhi it B of this Form C.

Prior to the offering, there may have been personal transactions conducted through the Company's business bank accounts. Although the Com any has since confirme its intent to etter ensure only usiness transactions o erate through its usiness accounts, the rior lack of a cor orate account may su ject the Com any to certain risks, an may in icate oor cor orate governance or accounting oversight. S ecifically, there is a risk that it may e more ifficult to ascertain the accuracy an trans arency of the Com any's ast accounting for rior o erations, as well as the financial statements an mo els on which the Com any is relying. This coul have negative conse uences on the Com any's o erations inclu ing mismanagement of finances or cash flow.

The Company has not prepared any audited financial statements. Therefore, investors have no au ite financial information regar ing the Com any's ca italization or assets or lia ilities on which to make investment ecisions. If investors feel the information rovi e is insufficient, then they shoul not invest in the Com any.

The Company does not hold regular board meetings. Although the Com any is not legally re uire to con uct regular oar meetings, hol ing these regular meetings can lay a critical role in effective management an risk oversight. Regular oar meetings can hel ensure that management's actions are consistent with cor orate strategy, reflective of the culture of the usiness, an in line with the organization's risk tolerance. There is no guarantee that the Com any will hol regular oar meetings in the future. The Com any has confirme that they o have oar resolutions su orting all major ecisions.

The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The re-em tive right entitles those investors to artici ate in this securities issuance on a ro rata asis. If those investors choose to exercise their re-em tive right, it coul ilute sharehol ers in this roun . This ilution coul re uce the economic value of the investment, the relative ownershi resulting from the investment, or oth.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus an emic an government res onses are creating isru tion in glo al su ly chains an a versely im acting many in ustries. The out reak coul have a continue material a verse im act on economic an market con itions an trigger a erio of glo al economic slow own. The ra i evelo ment an flui ity of this situation reclu es any re iction as to the ultimate material a verse im act of the novel coronavirus. Nevertheless, the novel coronavirus resents material uncertainty an risk with res ect to the Fun s, their erformance, an their financial results.

General Risks an Disclosures

Start-u investing is risky. Investing in startu s is very risky, highly s eculative, an shoul not e ma e y anyone who cannot affor to lose their entire investment. nlike an investment in a mature usiness where there is a track recor of revenue an income, the success of a startu or early-stage venture often relies on the evelo ment of a new ro uct or service that may or may not fin a market. Before investing, you shoul carefully consi er the s ecific risks an isclosures relate to oth this offering ty e an the com any which can e foun in this com any rofile an the ocuments in the ata room elow.

Your shares are not easily transfera le. You shoul not lan on eing a le to rea ily transfer an /or resell your security. Currently there is no market or li ui ity for these shares an the com any oes not have any lans to list these shares on an exchange or other secon ary market. At some oint the com any may choose to o so, ut until then you shoul lan to hol your investment for a significant erio of time efore a "li ui ation event" occurs. A "li ui ation event" is when the com any either lists their shares on an exchange, is ac uire , or goes ankru t.

The Com any may not ay ivi en s for the foreseea le future. nless otherwise s ecifie in the offering ocuments an su ject to state law, you are not entitle to receive any ivi en s on your interest in the Com any. Accor ingly, any otential investor who antici ates the nee for current ivi en s or income from an investment shoul not urchase any of the securities offere on the Site.

Valuation an ca italization. nlike liste com anies that are value u licly through market- riven stock rices, the valuation of rivate com anies, es ecially startu s, is ifficult to assess an you may risk over aying for your investment. In a ition, there may e a itional classes of e uity with rights that are su erior to the class of e uity eing sol .

You may only receive limite isclosure. While the com any must isclose certain information, since the com any is at an early-stage they may only e a le to rovi e limite information a out its usiness lan an o erations ecause it oes not have fully evelo e o erations or a long history. The com any may also only o ligate to file information erio ically regar ing its usiness, inclu ing financial statements. A u licly liste com any, in contrast, is re uire to file annual an uarterly re orts an rom tly isclose certain events — through continuing isclosure that you can use to evaluate the status of your investment.

Investment in ersonnel. An early-stage investment is also an investment in the entre reneur or management of the com any. Being a le to execute on the usiness lan is often an im ortant factor in whether the usiness is via le an successful. You shoul e aware that a ortion of your investment may fun the com ensation of the com any's em loyees, inclu ing its management. You shoul carefully review any isclosure regar ing the com any's use of rocee s.

Possi ility of frau . In light of the relative ease with which early-stage com anies can raise fun s, it may e the case that certain o ortunities turn out to e money-losing frau ulent schemes. As with other investments, there is no guarantee that investments will e immune from frau .

Lack of rofessional gui ance. Many successful com anies artially attri ute their early success to the gui ance of rofessional early-stage investors (e.g., angel investors an venture ca ital firms). These investors often negotiate for seats on the com any's oar of irectors an lay an im ortant role through their resources, contacts an ex erience in assisting early-stage com anies in executing on their usiness lans. An early-stage com any may not have the enefit of such rofessional investors.

e resentatives of SI Securities, LLC are affiliate with SI A visors, LLC ("SI A visors") Re resentatives of SI Securities, LLC are affiliate with SI A visors, LLC ("SI A visors"). SI A visors is an exem t investment a visor that acts as the General Partner of SI Selections Fun I, L.P. ("SI Selections Fun "). SI Selections Fun is an early stage venture ca ital fun owne y thir - arty investors. From time to time, SI Selections Fun may invest in offerings ma e availa le on the See Invest latform, inclu ing this offering. Investments ma e y SI Selections Fun may e counte towar s the total fun s raise necessary to reach the minimum fun ing target as isclose in the a lica le offering materials.

Twofol 's Form C

The Form C is a ocument the com any must file with the Securities an Exchange Commission, which inclu es asic information a out the com any an its offering an is a con ition to making a Reg CF offering availa le to investors. It is im ortant to note that the SEC oes not review the Form C, an therefore is not recommen ing an /or a roving any of the securities eing offere .

Downloa Twofol 's Form C

Data Room

NAME
Financials (2 files)
Fun raising Roun (1 file)
Investor Agreements (1 file)
Miscellaneous (5 files)

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Fre uently Aske Questions

A out Si e y Si e Offerings

What is Si e y Si e?
A Si e y Si e offering refers to a eal that is raising ca ital un er two offering ty es. This Si e y Si e offering is raising un er Regulation CF an Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a ocument the com any must file with the Securities an Exchange Commission ("SEC") which inclu es asic information a out the com any an its offering an is a con ition to making a Reg CF offering availa le to investors. It is im ortant to note that the SEC oes not review the Form C, an therefore is not recommen ing an /or a roving any of the securities eing offere .
Before making any investment ecision, it is highly recommen e that ros ective investors review the Form C file with the SEC (inclu e in the com any's rofile) efore making any investment ecision.

What is ule 506(c) un er egulation D?
Rule 506(c) un er Regulation D is a ty e of offering with no limits on how much a com any may raise. The com any may generally solicit their offering, ut the com any must verify each investor's status as an accre ite investor rior to closing an acce ting fun s. To learn more a out Rule 506(c) un er Regulation D an other offering ty es check out our log an aca emy.

What is eg CF?
Title III of the JOBS Act outlines Reg CF, a ty e of offering allowing rivate com anies to raise u to $1 million from all Americans. Prior ca ital raising o tions limite rivate com anies to raising money only from accre ite investors, historically the wealthiest ~2% of Americans. Like a Kickstarter cam aign, Reg CF allows com anies to raise fun s online from their early a o ters an the crow . However, instea of rovi ing investors a rewar such as a t-shirt or a car , investors receive securities, ty ically e uity, in the startu s they ack. To learn more a out Reg CF an other offering ty es check out our log an aca emy.

Making an Investment in Twofol

How oes investing work?
When you com lete your investment on See Invest, your money will e transferre to an escrow account where an in e en ent escrow agent will watch over your investment until it is acce te y Twofol . Once Twofol acce ts your investment, an certain regulatory roce ures are com lete , your money will e transferre from the escrow account to Twofol in exchange for your securities. At that oint, you will e a rou owner in Twofol .

What will I nee to com lete my investment?
To make an investment, you will nee the following information rea ily availa le:

1. Personal information such as your current a ress an hone num er
2. Em loyment an em loyer information
3. Net worth an income information
4. Social Security Num er or ass ort
5. ABA ank routing num er an checking account num er (ty ically foun on a ersonal check or ank statement)

If you are investing un er Rule 506(c) of Regulation D, your status as an Accre ite Investor will also nee to e verifie an you will e aske to rovi e ocumentation su orting your income, net worth, revenue, or net assets or a letter from a ualifie a visor such as a Registere Investment A visor, Registere Broker Dealer, Lawyer, or CPA.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Roun s
Market Lan sca e
Form C
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FAQs
See Invest

How much can I invest?

An investor is limite in the amount that he or she may invest in a Reg CF offering uring any 12-month erio :

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limite to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income an net worth of the investor are oth greater than $100,000, the investor is limite to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Se arately, Twofol has set a minimum investment amount of S $1,000.

Accre ite investors investing $20,000 or over o not have investment limits.

After My Investment

What is my ongoing relationshi with the Issuer?

You are a artial owner of the com any, you o own securities after all! But more im ortantly, com anies which have raise money via Regulation CF must file information with the SEC an ost it on their we sites on an annual asis. Receiving regular com any u ates is im ortant to kee sharehol ers e ucate an informe a out the rogress of the com any an their investment. This annual re ort inclu es information similar to a com any's initial Reg CF filing an key information that a com any will want to share with its investors to foster a ynamic an healthy relationshi .

In certain circumstances a com any may terminate its ongoing re orting re uirement if:

1. The com any ecomes a fully-re orting registrant with the SEC
2. The com any has file at least one annual re ort, ut has no more than 300 sharehol ers of recor
3. The com any has file at least three annual re orts, an has no more than $10 million in assets
4. The com any or another arty urchases or re urchases all the securities sol in reliance on Section 4(a)(6)
5. The com any ceases to o usiness

However, regar less of whether a com any has terminate its ongoing re orting re uirement er SEC rules, See Invest works with all com anies on its latform to ensure that investors are rovi e uarterly u ates. These uarterly re orts will inclu e information such as: (i) uarterly net sales, (ii) uarterly change in cash an cash on han , (iii) material u ates on the usiness, (iv) fun raising u ates (any lans for next roun , current roun status, etc.), an (v) any nota le ress an news.

How can I sell my securities in the future?

Currently there is no market or li ui ity for these securities. Right now Twofol oes not lan to list these securities on a national exchange or another secon ary market. At some oint Twofol may choose to o so, ut until then you shoul lan to hol your investment for a significant erio of time efore a "li ui ation event" occurs. A "li ui ation event" is when Twofol either lists their securities on an exchange, is ac uire , or goes ankru t.

How o I kee track of this investment?

You can return to See Invest at any time to view your ortfolio of investments an o tain a summary statement. If investe un er Regulation CF you may also receive erio ic u ates from the com any a out their usiness, in a ition to monthly account statements.

Other General Questions

What is this age a out?

This is Twofol 's fun raising rofile age, where you can fin information that may e hel ful for you to make an investment ecision in their com any. The information on this age inclu es the com any overview, team ios, an the risks an isclosures relate to this investment o ortunity. If the com any runs a si e y si e offering that inclu es an offering un er Regulation CF, you may also fin a co y of the Twofol 's Form C. The Form C inclu es im ortant etails a out Twofol 's fun raise that you shoul review efore investing.

How can I (or the com any) cancel my investment un er egulation CF?

For offerings ma e un er Regulation CF, you may cancel your investment at any time u to 48 hours efore a closing occurs or an earlier ate set y the com any. You will e sent a remin er notification a roximately five ays efore the closing or set ate giving you an o ortunity to cancel your investment if you ha not alrea y one so. Once a closing occurs, an if you have not cancele your investment, you will receive an email notifying you that your securities have een issue . If you have alrea y fun e your investment, your fun s will e rom tly refun e to you u on cancellation. To cancel your investment, you may go to your account's ortfolio age y clicking your rofile icon in the to right corner.

What if I change my min a out investing?

If you invest un er any other offering ty e, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs an your securities have een issue . If you have alrea y fun e your investment an your fun s are in escrow, your fun s will e rom tly refun e to you u on cancellation. To cancel your investment, lease go to your account's ortfolio age y clicking your rofile icon in the to right corner.

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